UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Phoenix Technologies Ltd.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

719153108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,010,796
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,010,796
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 558,404
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 558,404
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,573,843
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,573,843
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,132,247
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,132,247
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,132,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,010,796
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,010,796
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,143,043
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,143,043
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,143,043
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,143,043
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,143,043
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,143,043
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,143,043
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,143,043
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,143,043
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,143,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,143,043
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,143,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,143,043
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,143,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,143,043
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,143,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $.001 per share (the “Shares”), of Phoenix Technologies Ltd. (the “Issuer”).  The address of the principal executive offices of the Issuer is 915 Murphy Ranch Road, Milpitas, California 95035.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund and RCG PB;

(v)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vi)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(vii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(viii)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is the majority shareholder of Cowen;

(ix)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(x)	Peter A. Cohen, who serves as one of the managing members of C4S;

(xi)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xii)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xiii)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 719153108

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and RCG PB have been formed for the purpose of making equity and debt investments.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is the majority shareholder of Cowen.  C4S serves as managing member of RCG Holdings.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D or Schedule E, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D or Schedule E, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Value and Opportunity Master Fund, PCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,143,043 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund is approximately $10,479,129, excluding brokerage commissions.

CUSIP NO. 719153108

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, nominating or recommending candidates to serve as members of the Board, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, including other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 35,008,787 Shares outstanding as of July 29, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on October 30, 2009, Value and Opportunity Master Fund beneficially owned 2,010,796 Shares.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,010,796
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,010,796
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 719153108

B.	RCG PB

(a)	As of the close of business on October 30, 2009, RCG PB beneficially owned 1,573,843 Shares.

Percentage: 4.5%

(b)	1. Sole power to vote or direct vote: 1,573,843
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,573,843
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on October 30, 2009, Enterprise Master Fund beneficially owned 558,404 Shares.

Percentage: 1.6%

(b)	1. Sole power to vote or direct vote: 558,404
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 558,404
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,010,796 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,010,796
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,010,796
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 558,404 Shares owned by Enterprise Master Fund and (ii) 1,573,843 Shares owned by RCG PB.

Percentage: 6.1%.

CUSIP NO. 719153108

(b)	1. Sole power to vote or direct vote: 2,132,247
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,132,247
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB.in the past 60 days are set forth in Schedule A and incorporated by reference.

F.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,010,796  Shares owned by Value and Opportunity Master Fund, (ii) 1,573,843 Shares owned by RCG PB and (iii) 558,404 Shares owned by Enterprise Master Fund.

Percentage: Approximately 11.8%

(b)	1. Sole power to vote or direct vote: 4,143,043
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,143,043
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,010,796  Shares owned by Value and Opportunity Master Fund, (ii) 1,573,843 Shares owned by RCG PB and (iii) 558,404 Shares owned by Enterprise Master Fund.

Percentage: Approximately 11.8%

(b)	1. Sole power to vote or direct vote: 4,143,043
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,143,043
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	RCG Holdings

(a)
RCG Holdings, as the majority shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,010,796 Shares owned by Value and Opportunity Master Fund, (ii) 1,573,843 Shares owned by RCG PB and (iii) 558,404 Shares owned by Enterprise Master Fund.

Percentage: Approximately 11.8%

CUSIP NO. 719153108

(b)	1. Sole power to vote or direct vote: 4,143,043
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,143,043
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,010,796 Shares owned by Value and Opportunity Master Fund, (ii) 1,573,843 Shares owned by RCG PB and (iii) 558,404 Shares owned by Enterprise Master Fund.

Percentage: Approximately 11.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,143,043
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,143,043

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S,  may be deemed the beneficial owner of the (i) 2,010,796 Shares owned by Value and Opportunity Master Fund, (ii) 1,573,843 Shares owned by RCG PB and (iii) 558,404  Shares owned by Enterprise Master Fund.

Percentage: Approximately 11.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,143,043
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,143,043

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 719153108

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 2, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1   Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated November 2, 2009.

99.2   Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

CUSIP NO. 719153108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RCG PB, LTD.
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
      its sole member

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 719153108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
17,211	3.7631	09/01/09
2,508	3.7000	09/02/09
10,499	3.6500	09/03/09
4,368	3.6500	09/04/09
26,374	3.6500	09/08/09
10,500	3.6697	09/08/09
16,464	3.6740	09/08/09
26,877	3.9355	09/09/09
4,200	3.9000	09/10/09
4,284	3.9000	09/11/09
6,635	3.8502	09/14/09
15,035	3.9063	09/15/09
20,998	4.0245	09/16/09
20,998	4.0501	09/17/09
62,994	3.9475	09/18/09
20,998	3.9926	09/21/09
10,583	4.0057	09/21/09
31,413	4.0462	09/22/09
7,559	3.9131	09/23/09
13,439	3.7505	09/24/09
20,998	3.7201	09/25/09
20,998	3.7553	09/28/09
12,599	3.7065	09/29/09
1,260	3.7000	09/30/09
(20,417)**	3.6500	10/01/09
(23,135)**	3.6500	10/01/09
(4,134)**	3.6500	10/01/09
(14,829)**	3.6500	10/01/09
(531)**	3.6500	10/01/09
(18,963)**	3.6500	10/01/09
(573)**	3.6500	10/01/09
(18,390)**	3.6500	10/01/09
(18,963)**	3.6500	10/01/09
(796)**	3.6500	10/01/09
(16,687)**	3.6500	10/01/09
(18,963)**	3.6500	10/01/09

** Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 719153108

(17,711)**	3.6500	10/01/09
(4,022)**	3.6500	10/01/09
(2,048)**	3.6500	10/01/09
(4,096)**	3.6500	10/01/09
(8,533)**	3.6500	10/01/09
(1,859)**	3.6500	10/01/09
(948)**	3.6500	10/01/09
(871)**	3.6500	10/01/09
(7,585)**	3.6500	10/01/09
(12,320)**	3.6500	10/01/09
(3,793)**	3.6500	10/01/09
(271)**	3.6500	10/01/09
(2,693)**	3.6500	10/01/09
(1,221)**	3.6500	10/01/09
(3,944)**	3.6500	10/01/09
(5,120)**	3.6500	10/01/09
(6,817)**	3.6500	10/01/09
(303)**	3.6500	10/01/09
(9,178)**	3.6500	10/01/09
11,996	3.4325	10/01/09
8,339	3.4301	10/02/09
8,820	3.3923	10/05/09
3,430	3.4000	10/07/09
4,900	3.4000	10/07/09
19,600	3.2820	10/08/09
294	3.2000	10/08/09
15,148	3.2180	10/08/09
2,744	3.2779	10/09/09
19,012	3.3596	10/12/09
2,002	3.3885	10/13/09
7,840	3.3775	10/13/09
11,760	3.4726	10/14/09
4,600	3.4968	10/15/09
10,100	3.4629	10/16/09
12,789	3.2820	10/19/09
10,878	3.3725	10/20/09
833	3.4747	10/21/09
147,000	2.5196	10/22/09
227,213	2.6642	10/22/09
5,537	3.1715	10/22/09
619,850	2.3500	10/22/09
31,051	2.4380	10/23/09
73,500	2.3593	10/26/09
6,870	2.1166	10/27/09
41,538	2.2499	10/27/09

** Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 719153108

5,978	2.0200	10/28/09
1,784	2.0493	10/28/09
33,417	2.0760	10/28/09
12,583	2.2166	10/29/09
55,540	2.2122	10/29/09
24,353	2.2122	10/29/09
9,800	2.2000	10/30/09
21,521	2.2064	10/30/09
110,925	2.2393	10/30/09
11,121	2.3787	11/02/09
112,760	2.3950	11/02/09

RCG PB, LTD
20,417*	2.5800	09/30/09
23,135*	2.6066	09/30/09
4,134*	2.7159	09/30/09
14,829*	2.6889	09/30/09
531*	2.7038	09/30/09
18,963*	2.6699	09/30/09
573*	2.6371	09/30/09
18,390*	2.6535	09/30/09
18,963*	2.6435	09/30/09
796*	2.5897	09/30/09
16,687*	2.7037	09/30/09
18,963*	2.6839	09/30/09
17,711*	2.8257	09/30/09
4,022*	2.8957	09/30/09
2,048*	2.8904	09/30/09
4,096*	2.8911	09/30/09
8,533*	2.9086	09/30/09
1,859*	2.9076	09/30/09
948*	2.9100	09/30/09
871*	2.9065	09/30/09
7,585*	2.8776	09/30/09
12,320*	2.8456	09/30/09
3,793*	3.0106	09/30/09
271*	2.8969	09/30/09
2,693*	2.8945	09/30/09
1,221*	2.8683	09/30/09
3,944*	2.8694	09/30/09
5,120*	3.1747	09/30/09
6,817*	3.1598	09/30/09
303*	3.2278	09/30/09
9,178*	3.2054	09/30/09
9,303	3.4325	10/01/09
6,467	3.4301	10/02/09

 * Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 719153108

6,840	3.3923	10/05/09
2,660	3.4000	10/07/09
3,800	3.4000	10/07/09
15,200	3.2820	10/08/09
228	3.2000	10/08/09
11,747	3.2180	10/08/09
2,128	3.2779	10/09/09
14,744	3.3596	10/12/09
1,553	3.3885	10/13/09
6,080	3.3775	10/13/09
9,120	3.4726	10/14/09
3,568	3.4968	10/15/09
7,833	3.4629	10/16/09
9,918	3.2820	10/19/09
8,436	3.3725	10/20/09
646	3.4747	10/21/09
114,000	2.5196	10/22/09
176,206	2.6642	10/22/09
4,294	3.1715	10/22/09
480,700	2.3500	10/22/09
24,080	2.4380	10/23/09
57,000	2.3593	10/26/09
5,328	2.1166	10/27/09
32,214	2.2499	10/27/09
4,636	2.0200	10/28/09
1,383	2.0493	10/28/09
25,916	2.0760	10/28/09
9,758	2.2166	10/29/09
43,072	2.2122	10/29/09
18,886	2.2122	10/29/09
7,600	2.2000	10/30/09
16,690	2.2064	10/30/09
86,024	2.2393	10/30/09
8,625	2.3787	11/02/09
87,446	2.3950	11/02/09

RAMIUS ENTERPRISE MASTER FUND LTD
(3,280)	3.7631	09/01/09
(478)	3.7000	09/02/09
(2,001)	3.6500	09/03/09
(832)	3.6500	09/04/09
(925)	3.6500	09/08/09
(4,101)	3.6500	09/08/09
(2,000)	3.6697	09/08/09
(3,136)	3.6740	09/08/09
(5,123)	3.9355	09/09/09
(800)	3.9000	09/10/09
(816)	3.9000	09/11/09
(1,265)	3.8502	09/14/09

CUSIP NO. 719153108

(2,865)	3.9063	09/15/09
(4,002)	4.0245	09/16/09
(4,002)	4.0501	09/17/09
(12,006)	3.9475	09/18/09
(4,002)	3.9926	09/21/09
(2,017)	4.0057	09/21/09
(5,987)	4.0462	09/22/09
(1,441)	3.9131	09/23/09
(2,561)	3.7505	09/24/09
(4,002)	3.7201	09/25/09
(4,002)	3.7553	09/28/09
(2,401)	3.7065	09/29/09
(240)	3.7000	09/30/09
3,183	3.4325	10/01/09
2,212	3.4301	10/02/09
2,340	3.3923	10/05/09
910	3.4000	10/07/09
1,300	3.4000	10/07/09
5,200	3.2820	10/08/09
78	3.2000	10/08/09
4,019	3.2180	10/08/09
728	3.2779	10/09/09
5,044	3.3596	10/12/09
531	3.3885	10/13/09
2,080	3.3775	10/13/09
3,120	3.4726	10/14/09
1,220	3.4968	10/15/09
2,679	3.4629	10/16/09
3,393	3.2820	10/19/09
2,886	3.3725	10/20/09
221	3.4747	10/21/09
39,000	2.5196	10/22/09
60,281	2.6642	10/22/09
1,469	3.1715	10/22/09
164,450	2.3500	10/22/09
8,238	2.4380	10/23/09
19,500	2.3593	10/26/09
1,822	2.1166	10/27/09
11,020	2.2499	10/27/09
1,586	2.0200	10/28/09
473	2.0493	10/28/09
8,866	2.0760	10/28/09
3,339	2.2166	10/29/09
14,735	2.2122	10/29/09
6,461	2.2122	10/29/09
2,600	2.2000	10/30/09
5,709	2.2064	10/30/09
29,429	2.2393	10/30/09
2,950	2.3787	11/02/09
29,916	2.3950	11/02/09

CUSIP NO. 719153108

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chairman of the Investment Committee of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 719153108

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Partner Managing Director of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 719153108

SCHEDULE D

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Partner Managing Director of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 719153108

SCHEDULE E

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Managing Member of C4S & Co., L.L.C.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

L. Thomas Richards, M.D. Director	Physician, UCSF Medical Center	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Charles W.B. Wardell, III Director	Senior Client Partner at Korn/Ferry	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Christopher A. White Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Chief Executive Officer and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States